# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kimbell Royalty Partners, LP, CIK 0001657788
CUSIP: 49435R102
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 777 Taylor Street, Suite 810, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 08/21/2026
Amends the filing with accession number 0001104659-18-075334
Filed by CIK 0001683236
Persons authorized to receive notices and communications: Jamie Hayes, Rivercrest Capital Partners LP, 777 Taylor Street, Suite 810, Fort Worth, Texas (TX), 76102, 817-796-9614

## Reporting persons
- Rivercrest Capital Partners LP (CIK 0001683236): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,000,179; sole dispositive power 0; shared dispositive power 8,000,179; aggregate amount beneficially owned 8,000,179 (7.3% of the class)
  Comment: (1) Rivercrest Capital Partners LP ("RCP") is the owner of 8,000,179 common units ("OpCo Units") representing limited liability company interests in Kimbell Royalty Operating, LLC, a Delaware limited liability company ("OpCo"), and an equal number of Class B units ("Class B Units") representing limited partner interests in the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one common unit representing limited partner interests ("Common Units") in the Issuer.
- Rivercrest Capital GP LLC (CIK 0001763303): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,000,179; sole dispositive power 0; shared dispositive power 8,000,179; aggregate amount beneficially owned 8,000,179 (7.3% of the class)
  Comment: Limited Liability Company
  
  (1) Rivercrest Capital GP LLC ("RCP GP") is the general partner of RCP and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by RCP. RCP is the owner of 8,000,179 OpCo Units and an equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit of the Issuer.
- Rivercrest Capital Partners II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,075,500; sole dispositive power 0; shared dispositive power 4,075,500; aggregate amount beneficially owned 4,075,500 (3.9% of the class)
  Comment: (1) Rivercrest Capital Partners II LP ("RCP II") is the owner of 4,075,500 Opco Units and equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit of the Issuer.
- Rivercrest Capital II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,075,500; sole dispositive power 0; shared dispositive power 4,075,500; aggregate amount beneficially owned 4,075,500 (3.9% of the class)
  Comment: Limited Liability Company
  
  (1) Rivercrest Capital GP II, LLC ("RCP II GP") is the general partner of RCP II and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by RCP II. RCP II is the owner of 4,075,500 Opco Units and equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit of the Issuer.
- Cupola Royalty Direct LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,880; sole dispositive power 0; shared dispositive power 500,880; aggregate amount beneficially owned 500,880 (0.5% of the class)
  Comment: Limited Liability Company
  
  (1) Cupola Royalty Direct LLC ("Cupola") is the owner of 500,880 Opco Units and equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit of the Issuer.
- Rivercrest Cupola LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,880; sole dispositive power 0; shared dispositive power 500,880; aggregate amount beneficially owned 500,880 (0.5% of the class)
  Comment: Limited Liability Company
  
  (1) Rivercrest Cupola LLC ("Cupola GP") is the general partner of Cupola and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by Cupola. Cupola is the owner of 500,880 Opco Units and equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: Kimbell Royalty Partners, LP
Address of issuer's principal executive offices: 777 Taylor Street, Suite 810, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 31, 2018 (as amended to date, the "Schedule 13D"), relating to the common units representing limited partner interests (the "Common Units"), of Kimbell Royalty Partners, LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended and restated in its entirety as follows

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

Rivercrest Capital Partners LP ("RCP");
Rivercrest Capital GP LLC ("RCP GP");
Rivercrest Capital Partners II LP ("RCP II");
Rivercrest Capital GP II, LLC ("RCP II GP");
Cupola Royalty Direct LLC ("Cupola"); and
Rivercrest Cupola LLC ("Cupola GP").

Robert D. Ravnaas, T. Scott Martin and R. Davis Ravnaas are the managing members of RCP GP and Cupola GP. Robert D. Ravnaas, T. Scott Martin, R. Davis Ravnaas and Matthew Daly (collectively, the "Covered Individuals") are the managing members of RCP II GP.
Residence or business address: The business address for each of the Reporting Persons and Covered Individuals is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investing and managing investments. The present principal occupation of each of the Covered Individuals is managing the Reporting Persons.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Covered Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Covered Individuals was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is organized under the laws of Delaware. Each of the Covered Individuals is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

August 21, 2026, pursuant to a Purchase and Sale Agreement dated July 16, 2026 (the "Purchase Agreement"), the Issuer and certain of its affiliates (collectively, the "Buyer Parties") acquired (a) certain mineral interests, overriding royalty interests, royalty interests and other interests in oil and gas properties from the Sellers and (b) certain partnership interests in OGM Partners I, and RCPTX, Ltd, that were not already owned by the Buyer Parties in exchange for approximately $75.0 million in cash and the issuance to RCP, RCP II and Cupola (collectively, the "Sellers") of 9.5 million units of Kimbell Royalty Operating, LLC, a Delaware limited liability company ("Opco") and an equal number of Class B units of the Issuer.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and/or the Covered Persons may engage in discussions with management, the board of the Issuer's general partner (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Units; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The ownership information presented herein represents beneficial ownership of the Common Units as of the date of this filing based on 100,895,984 Common Units outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

RCP is the owner of 8,000,179 Opco Units and equal number of Class B Units of the Issuer. Each Opco Unit, together with the associated Class B Unit, is exchangeable for one Common Unit. RCP GP is the general partner of RCP and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by RCP.

RCP II is the owner of 4,075,500 Opco Units and equal number of Class B Units of the Issuer. RCP II GP is the general partner of RCP II and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by RCP II.

Cupola is the owner of 500,880 Opco Units and equal number of Class B Units of the Issuer. Cupola GP is the general partner of Cupola and may be deemed to share beneficial ownership of the Opco Units and Class B Units owned by Cupola.

Information with respect to the Covered Individuals' beneficial ownership of Common Units is set forth in Exhibit 99.2.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons or, to the Reporting Persons' knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1: Joint Filing Agreement (filed herewith in replacement of the Exhibit previously filed).

Exhibit 99.2: Additional Information Regarding Covered Individuals (filed herewith in replacement of the Exhibit previously filed).

Exhibit 99.14: Purchase and Sale Agreement, dated as of July 16, 2026, by and among Rivercrest Capital Partners LP, Rivercrest Capital Partners II LP, Cupola Royalty Direct, LLC, Kimbell Royalty Partners, LP, Kimbell Royalty Operating, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on July 17, 2026).

Exhibit 99.15: Power of Attorney

## Signatures
- Rivercrest Capital Partners LP: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)
- Rivercrest Capital GP LLC: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)
- Rivercrest Capital Partners II LP: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)
- Rivercrest Capital II GP, LLC: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)
- Cupola Royalty Direct LLC: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)
- Rivercrest Cupola LLC: /s/ Jamie Hayes, Attorney-in-fact (08/27/2026)